February 19, 2010	Philip T. Colton
(612) 604-6729
pcolton@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Stephen Krikorian Ms. Melissa Walsh Ms. Katherine Wray Mr. Mark Shuman

RE:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 Form 8-K Filed October 30, 2009 File No. 000-22982
Ladies and Gentlemen:
On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments presented in the letter from Mr. Stephen Krikorian dated January 28, 2010 (the “Comment Letter”). Please note that further to a telephone conference on February 2, 2010, between my partner, Karen Bertulli, and Staff Accountant Melissa Walsh, the Company was granted a response extension until February 19, 2010. For the Staff’s convenience, our Response is preceded by the related Staff Comment.
Form 10-K for the Fiscal Year Ended March 31, 2009
Item 1. Business
Customers, page 7

Comment 1.	You disclose that two of your customers, Best Buy and Wal-Mart/Sam’s Club, accounted for approximately 35% and 16%, respectively, of your net sales for the fiscal year ended March 31, 2009, and that each of these customers accounted for greater than 10% of your net sales for fiscal 2007 and 2008 as well. Please expand your disclosure in the business section to provide a materially complete description of your arrangements with these major customers. We note in this regard that you have discussed the terms of these customer arrangements in your risk factor disclosure on page 13.

February 19, 2010
Securities and Exchange Commission

Response 1.	The Company intends to include the following expanded disclosure of its arrangements with these customers in the “Business” section of future filings. This disclosure will be included in future filings to the extent appropriate:

“Substantially all of the products we distribute to these customers are supplied on a non-exclusive basis under arrangements that may be cancelled without cause and upon short notice. These arrangements do not include such material terms as purchase price of the goods purchased but rather principally address operational requirements of the transactions. None of our retail customers are required to make minimum purchases, including our largest customers — Best Buy and Wal-Mart/Sam’s Club.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Liquidity, page 44

Comment 2.	We note from your disclosure on page 29 that you have relied on trade credit from vendors and amounts received on accounts receivable, in addition to your revolving credit facility, for your working capital needs. In addition, we note that your accounts payable balance exceeds the aggregate balance of inventory and accounts receivable. Tell us whether the vendor payment terms are linked to your collections (i.e., cash conversion cycle). Further, tell us whether the granting of trade credit from your vendors is an essential element of your liquidity. If so, your disclosures should discuss this element in greater detail and you should analyze the impact of any change in payment terms on your ability to satisfy your liquidity needs. Refer to Section IV of Interpretive Release 33-8350.

Response 2.	Vendor payment terms are not generally linked to the Company’s collections. The Company’s customers are offered terms dated from the billing cycle. For goods purchased from vendors, the Company receives terms which are based upon the receipt or shipment of goods, or, in the case of consigned goods, the Company receives terms that are based on a date certain after the respective billing date for such customers or after cash collection. The Company has not made any significant changes to the terms it provides to its customers or experienced any significant changes to the terms that that are provided to it by its vendors.

The Company finances it operations through cash and cash equivalents, cash generated through operations, accounts payable and its revolving credit facility. The Company has a cash sweep arrangement with its lender, whereby, daily, all cash receipts from its customers reduce borrowings outstanding under the credit agreement, and all payments that are presented to its bank by its vendors for payment increase borrowings outstanding under the credit agreement.

February 19, 2010
Securities and Exchange Commission

At this time, the Company has operational alternatives available if additional capital is required on a short or long term basis. Borrowings under the Company’s $65 million revolving credit facility approximated $25 million at December 31, 2009, with available borrowings based on the borrowing base formula of approximately $10 million. Furthermore, the Company has an effective shelf registration statement, if additional equity capital is needed.

The Company’s most recent Quarterly Report on Form 10-Q, filed February 9, 2010 included the following disclosures in its “Liquidity” section and the Company will, as appropriate, add similar disclosures to its “Liquidity” section in future filings:

“We finance our operations through cash and cash equivalents, funds generated through operations, accounts payable and our revolving credit facility. The timing of cash collections and payments to vendors requires usage of our revolving credit facility in order to fund our working capital needs. We have a cash sweep arrangement with our lender, whereby, daily, all cash receipts from our customers reduce borrowings outstanding under the credit facility. Additionally, all payments to our vendors that are presented by the vendor to our bank for payment increase borrowings outstanding under the credit facility. ‘Checks issued in excess of cash balances’ represents payments made to vendors that have not yet been presented by the vendor to our bank. On a terms basis, we extend varying levels of credit to our customers and receive varying levels of credit from our vendors. We have not had any significant changes in the terms extended to customers or provided by vendors.”

Comment 3.	We note your statement that you believe your cash resources will be sufficient to meet your cash needs “in the foreseeable future.” Tell us what consideration you gave to specifying the time period that you believe your cash resources will be sufficient. Refer to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

Response 3.	The Company’s most recent Quarterly Report on Form 10-Q, filed February 9, 2010 specified the time periods that the Company believes the cash resources will be sufficient in the “Liquidity” section. The revised language follows:

“We currently believe cash and cash equivalents, funds generated from the expected results of operations, funds available under our existing credit facility and vendor terms will be sufficient to satisfy our working capital requirements, other cash needs, and to finance expansion plans and strategic initiatives for at least the next 12 months, absent significant acquisitions. Additionally, with respect to long term liquidity, we have an effective shelf registration statement covering the offer and sale of up to $20.0 million of common and/or preferred shares. Any growth through acquisitions would

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Securities and Exchange Commission

likely require the use of additional equity or debt capital, some combination thereof, or other financing.”

In future filings the Company will, as appropriate, include similar language addressing then-existing circumstances.
Item II. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on July 28, 2009)
Compensation Discussion and Analysis
Elements of Compensation, page 22

Comment 4.	We note that as a smaller reporting company you have elected to include a compensation discussion and analysis in your filing. It appears from this disclosure that you use compensation data from national surveys by William M. Mercer, Watson Wyatt and Towers Perrin, in addition to information from the public companies identified on page 23, to benchmark material elements of compensation for your named executive officers. We note in this regard the following statements:

•     The fiscal 2009 target amounts for the annual incentive plan “were intended to provide annual cash incentive (i.e., base salary plus annual incentive) approximating the median of the cash compensation offered to executive officers in similar positions” as shown in the referenced national surveys, on page 23; and

• The value of equity awards for your named executive officers is targeted “to the median of similar awards offered to executive officers in comparable positions” as shown by the surveys, on page 25.

To the extent you engage in benchmarking of overall executive compensation or any material element thereof based on the survey data, please consider identifying the component companies in the surveys used. In addition, tell us the degree to which 2009 compensation for Messrs. Deacon and Burke was “below the median” relative to the market data and the degree to which 2009 compensation for Messrs. Fukunaga and Turner was “above the median,” as disclosed on page 22, and consider providing conforming disclosure to the extent applicable in future filings.

Response 4.	The Company is not aware of any other companies that are directly comparable to the Company’s combined distribution and publishing business. As a result, the Company competes for executive talent among U.S. industrial companies in general. The Compensation Committee believes that using broad-based national executive compensation surveys (such as the surveys utilized) reflects the competitive market in which the Company operates. In addition, the large number of participants in the general industry surveys tends

February 19, 2010
Securities and Exchange Commission

to lessen the impact of both changes in participation from year to year and individual company compensation practices. Because of the large number of companies involved in the surveys utilized (over 2,000 companies), the Compensation Committee does not review or consider the individual companies that participate or request information beyond that available in the general survey. The Company believes that the time and expense of such additional steps would not be appropriate and that the disclosure of such a lengthy list of companies would not be helpful information for shareholders.

The Towers Perrin report reviewed by the Compensation Committee summarizes the national general industry survey data and compares the target total direct compensation of each of the Named Executive Officers to the 25th, 50th and 75th percentile of the blended survey data. The Compensation Committee considers the “median” to be the amount of compensation that falls at the 50th percentile, plus or minus ten percent. With respect to all three components of compensation taken together (base salary, target annual incentive and long term incentive), each of Mr. Deacon’s and Mr. Burke’s compensation was below the median and fell at approximately the 25th percentile. Each of Mr. Fukunaga’s and Mr. Tuner’s compensation was above the median and fell at approximately the 75th percentile.

In future filings the Company will, as appropriate, expand its disclosure regarding national surveys and the degree to which compensation is measured against the median.
Item 15. Exhibits and Financial Statement Schedules
Exhibit, page 49

Comment 5.	Further to comment 1 above, please tell us what consideration you gave to filing your agreements with your major customers Best Buy and Wal-Mart/Sam’s Club as exhibits to your Form 10-K pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K. We note that your risk factor disclosure on page 13 indicates that your agreements with these major customers are non-exclusive and may be cancelled without cause and upon short notice, and that your retail customers “generally” are not required to make minimum purchases. In your response, please also address whether the agreements bind Navarre in any material way, for example, whether the company is obligated to sell any minimum level of products to these customers.

Response 5.	As discussed in Response #1, the arrangements with Best Buy and Wal-Mart/Sam’s Club are essentially operational in nature and contain no minimum purchase or sale requirements, and no purchase price or quantity amounts. In addition, the arrangements are short-term, nonexclusive and terminable on short notice. As such, the Company believes that the ordinary course paperwork documenting such arrangements is not a material contract that is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K

February 19, 2010
Securities and Exchange Commission

Comment 6.	You disclose that the PC software publisher Symantec Corporation accounted for $104.0 million, $95.0 million and $81.9 million of Navarre’s net sales for your 2009, 2008 and 2007 fiscal years, respectively. Please tell us what consideration you gave to filing your agreement(s) with Symantec pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note your risk factor disclosure on page 13 stating that your agreements with your major suppliers of PC software are “generally” short-term in nature and may be cancelled without cause and upon short notice, that they do not restrict the publishers from distributing their products through other distributors, and that they do not guarantee product availability for Navarre to distribute. In your response, please also address whether your agreement with Symantec contains any material minimum purchase or sales obligations, or otherwise binds or affects Navarre in any material way.

Response 6.	Similar to the Company’s customer arrangements with Best Buy and Wal-Mart/Sam’s Club, the Company’s agreement with the vendor Symantec is effectively operational in nature. There are no minimum purchase or sales amounts, the agreement is non-exclusive and can be terminated on 30 days’ notice. Other than paying the purchase price for product delivered, the Company is not bound by any material obligations in this agreement, which is similar to other large companies’ purchase and sale contracts in the ordinary course. As such, the Company believes that the paperwork documenting this arrangement is not a material contract that is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

To the extent appropriate, the Company will expand the discussion in future “Business” sections regarding its vendor relationships by including the following paragraph or similar language describing then-existing circumstances:

“We have agreements in place with each of the vendors whose products we distribute, but, in most instances, such agreements are short-term in nature and may be cancelled without cause and upon short notice, typically 30 days. The agreements typically cover the right to distribute in the United States and Canada, but do not restrict the vendors from distributing their products through other distributors or directly to retailers and do not guarantee product availability to us for distribution. These agreements allow us to purchase the vendors’ products at a wholesale price and to provide various distribution and fulfillment services in connection with the vendors’ products. The Company believes these arrangements are standard for such vendors and are essentially operational requirements.”

February 19, 2010
Securities and Exchange Commission

Financial Statements
Notes to Consolidated Financial Statements
Note 28 Business Segments, page 91

Comment 7.	Tell us what consideration you gave to reporting revenue from external customers for each of your products and services or each group of similar product and services in accordance with paragraph 37 of SFAS 131.

Response 7.	The Company manages, and internally reports the results of, its business operations in two segments: publishing and distribution. The Company does not report product line information by either segment because the key determiner of profitability is what the Company has done with the product — has it gone through the publishing or distribution segment — rather than what the product itself is. As such, Company management focuses on this break-out of operations because it allows management to understand profit/return on investment better than a product line breakdown would and therefore it allows management to assess the need for, and to more intelligently use, capital. It is important to note that the Company can publish or distribute products within the same product line; but again, whether a product is distributed or published is a critically important attribute in terms of assessing profitability.

The following summary outlines more specifically how and why the Company utilizes the publishing/distribution segment distinction versus a product line breakdown. The Company evaluates:

• the nature of the products acquired;

o    The publishing segment generally licenses the underlying intellectual property rights, produces the content and manufactures the product. The Company generally acquires some form of ownership interest in the product and can change, modify, repackage, etc. the product.

o The distribution segment purchases finished products from vendors and provides value-added logistical and sales services to customers.

• the overall operating nature of the business segments is significantly different — published products have significantly higher margins than distributed products; and

• the distinct nature of underlying assets and capital requirements;

o The publishing segment invests in the licensing of the underlying intellectual property and content production.

February 19, 2010
Securities and Exchange Commission

o The distribution segment invests in facilities and equipment to distribute products.

Additionally, the Company believes that any additional breakdown between products and services is not meaningful because the Company’s main revenue source is derived from selling home entertainment and multimedia products. The services that the Company does provide are less than 10% of revenue.

In summary, the Company manages its business based on the two segments reported, which have entirely different but operationally significant characteristics. Reporting based solely on product line distinctions would blur these important considerations.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Resources, page 32

Comment 8.	Tell us why you have not identified the balance of “checks issued in excess of cash balances” as a Capital Resource. Indicate whether you have an arrangement with your bank to protect against overdrafts. That is, tell us whether these checks have been “honored” by the bank. Indicate whether amounts due are settled by drawing down your line-of-credit. In addition, ensure that you disclose the events that might affect the amount available under your line-of-credit.

Response 8.	“Checks issued in excess of cash balances” is a financial statement line item that is a static measure calculated at a specific measurement date. This line item represents vendor payments that have not yet been presented, by the vendor, to the Company’s bank. Checks issued in excess of cash balances do not result in an overdraft situation, and are ultimately settled by cash received or by drawing down on the revolving credit facility.

The Company’s most recent Quarterly Report on Form 10-Q, filed February 9, 2010 included the following disclosures in its “Liquidity” section and the Company will, as appropriate, add similar disclosures to its “Liquidity” section in future filings:

“’Checks issued in excess of cash balances’ represents payments made to vendors that have not yet been presented by the vendor to our bank. On a terms basis, we extend varying levels of credit to our customers and receive varying levels of credit from our vendors. We have not had any significant changes in the terms extended to customers or provided by vendors.

February 19, 2010
Securities and Exchange Commission

Amounts available under the credit facility are subject to a borrowing base formula. Changes in the assets within the borrowing base formula can impact the amount of availability.”
Form 8-K Filed October 30, 2009
Exhibit 99.1

Comment 9.	We note your presentation of the non-GAAP financial measure “EBITDA (earnings before interest, taxes, depreciation, amortization, and share-based compensation expense)” for fiscal year 2010. Non-GAAP measures that are calculated differently than those described in Item 10(e)(1)(ii)(A) of Regulation S-K should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA,” such as “Adjusted EBITDA.” Please revise future uses of this non-GAAP financial measure. Refer to the CD&Is on Non-GAAP Financial Measures that may be found at:
http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response 9.	The Company notes the Staff’s comment and will revise future uses of this measure.

The Company addressed the Staff’s comment in its most recent earnings press release, which can be found at Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 1, 2010. In this release, the Company refers to and reconciles both “EBITDA before share-based compensation expense” and “Adjusted EBITDA”.
Enclosed herewith please also find the letter from the Company making the statements requested in the Comment Letter. If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Philip T. Colton
Philip T. Colton
Enclosure

cc:	J. Reid Porter (Navarre Corporation) Ryan F. Urness (Navarre Corporation) Gregory S. Steiner (Grant Thornton)

February 19, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian Ms. Melissa Walsh Ms. Katherine Wray Mr. Mark Shuman

Re:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2009 Form 8-K Filed October 30, 2009 File No. 000-22982
Ladies and Gentlemen:
In connection with the letter dated January 28, 2010 from the U.S. Securities and Exchange Commission (the “Commission”), to Navarre Corporation (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-K, Form 10-Q and Form 8-K (together, the “filings”):
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ J. Reid Porter
J. Reid Porter
Executive Vice President and
Chief Financial Officer